Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146457

CNL LIFESTYLE PROPERTIES, INC.

Supplement No. Two dated August 19, 2009

to Prospectus dated April 22, 2009

This Supplement is part of, and should be read in conjunction with, our prospectus dated April 22, 2009 and the additional information incorporated by reference herein and described under the heading “Incorporation of Certain Information By Reference” in this Supplement. This Supplement replaces all prior Sticker Supplements to the prospectus. Capitalized terms used in this Supplement have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Lifestyle Properties” means CNL Lifestyle Properties, Inc. and its subsidiaries.

Information as to the number and types of properties we have acquired, properties we have entered into commitments to acquire and properties we have sold is presented in this Supplement as of August 10, 2009, and all references to property acquisitions, commitments and sales should be read in that context. Properties we acquire, properties we enter into commitments to acquire and properties we sell after August 10, 2009 will be reported in a subsequent Supplement.

BUSINESS

The following updates “Business – Real Estate Investment Portfolio,” which begins on page 56 of the prospectus:

Real Estate Investment Portfolio

As of August 10, 2009, we owned a portfolio of 116 lifestyle properties diversified by aggregate purchase price as follows: approximately 31 percent in ski and mountain lifestyle, 26 percent in golf, 23 percent in attractions and 20 percent in additional lifestyle properties. Eight of the 116 properties are owned through unconsolidated joint ventures and three are located in Canada.

Our real estate investment portfolio is geographically diversified with properties in 32 states and Canada. We own ski and mountain lifestyle properties in eight states and Canada, with a majority of those properties located in the Northeast, California and Canada. Our golf properties are located in 15 states, with a majority of those courses located in “Sun Belt” states. Our attraction properties are located in 13 states, primarily in the Southwest.

The following table summarizes information about our operator concentration as of July 31, 2009, excluding our equity investments in ten assets that were owned through unconsolidated joint ventures, our multi-family residential property, two golf courses subject to management contracts and one hotel property closed for redevelopment, all of which are not subject to long-term leases:

Operator	Number of Properties	Annualized Base Rent (in thousands)(1)	Percent of Annualized Base Rent
Ski & Mountain Lifestyle
BW Resort Management(2)	1	$4,102	2.7%
Booth Creek Resort Properties	3	16,279	10.7%
Mountain High Associates	1	4,518	3.0%
Boyne USA	7	26,481	17.4%
Triple Peaks	3	12,105	8.0%
FO Ski Resorts (Jiminy Peak)	1	2,547	1.7%

	16	$66,032	43.5%

Operator	Number of Properties	Annualized Base Rent (in thousands)(1)	Percent of Annualized Base Rent
Golf
Billy Casper Golf	1	$1,035	0.7%
EAGLE Golf	43	28,084	18.5%
Heritage Golf Group	1	679	0.4%
I.R.I. Golf Group	1	1,196	0.8%
Traditional Golf	5	3,417	2.2%

	51	$34,411	22.6%
Attractions
HFE Horizon	2	1,530	1.0%
PARC Management	20	37,250	24.5%
Village Roadshow	1	1,371	0.9%

	23	$40,151	26.4%
Additional Lifestyle Properties
Marinas International	11	10,824	7.1%
Route 66 Real Estate	1	559	0.4%

	12	$11,383	7.5%

Total	102	$151,977	100.0%

FOOTNOTES:

(1)	These figures do not include percentage rent and straight-line rent adjustments required under Generally Accepted Accounting Principles and therefore will be different from the revenues reported for these properties.

(2)	We are currently negotiating an orderly termination of the lease with this tenant, which is expected to be completed in the third quarter of 2009. Upon termination, these rental revenues will be replaced with hotel operating revenues and expenses until another tenant can be put in place.

The following updates “Business – Real Estate Investment Portfolio – Ski and Mountain Lifestyle,” which begins on page 58 of the prospectus:

Ski and Mountain Lifestyle Industry Overview

The ski industry is highly competitive, and has undergone aggressive consolidation over the last twenty-five years, decreasing from 735 ski areas in 1983 to 473 ski areas in 2009. The competitive position of our Ski and Mountain Lifestyle Properties is dependent upon many variables, including location and accessibility, pricing, extent and quality of resort facilities, quality of snow conditions and terrain, quality of ski facilities, service and reputation.

Depending on the location and type of ski property, our properties face different types of competition. Our day ski areas tend to compete with other day ski areas within a general radius of 20-35 miles, our regional ski properties compete with those resorts in a broader locale, such as the northeastern section of the country as they are within a reasonable weekend travel distance, and our destination resorts compete against other resorts nationally and worldwide, such as those resorts in Colorado, California or Switzerland, as those resorts offer more than just skiing to families who want to make their visit an extended vacation. Such competitors may be better positioned to withstand bad weather or economic conditions and may also have greater financial resources than we do to develop their resorts.

In the face of current economic headwinds, the U.S. ski industry displayed signs of resilience with 57.4 million visits during the 2008/09 season, the fourth highest on record according to the Kottke End of Season

Survey 2008/09, Final Report, July 2009 (the “Kottke Survey”). This figure was down 5.2% from the record 2007/08 season. These economic challenges favored the more convenient and lower-cost day ski areas located near major metropolitan markets, as many participants chose to stay closer to home in lieu of destination trips to other regional resorts or western destination resorts (Kottke Survey). This was shown by a jump in day visitation with a proportionate sag in overnight visits. International visitation also returned to more normal levels after a weak dollar in 2007/08 caused a substantial increase in this demographic.

Generally favorable snowfall aided in bringing visitors to the mountains throughout the season in most areas of the country, and while visits were down in all regions except the Southeast, most regions were up against their respective 10-year averages (Kottke Survey). Overall, while revenue per visit trended downward this season, participants still found ways to get out on the mountains and enjoy their sport, even if it meant sacrificing certain ancillary spending.

Properties Operated by Booth Creek. Effective August 1, 2009, we amended the terms of our leases and loans with Booth Creek. The lease modifications included the release of the $5.29 million security deposit, half of which was applied toward the payment of 2009 rents and half of which was released to Booth Creek for working capital needs. Pending final lender approval, the amendments also reduce certain lease and interest rates and defer approximately $2.5 million in lease payments for 2009 to be paid over the last ten years of the lease. For information on the loan modifications, see the update to “Business – Loan Portfolio” on page 5 of this Supplement.

Property Operated by BW Resort Management. We are in the process of negotiating an orderly transition for our Bretton Woods Mountain Resort property, including a termination of the leases with BW Resort Management, which we expect to complete in the third quarter of 2009. In connection with the transition process, we are in negotiations to engage a nationally recognized operator of luxury hotels and resorts to manage this property, which we believe will ultimately drive additional occupancy, revenue and operating performance at the property through brand recognition, marketing and a centralized reservation system. However, there can be no assurances that a management agreement will ultimately be executed or that we will be able to negotiate a lease termination that is favorable to us. The lease termination and management agreements are subject to lender approval.

Properties Operated by Triple Peaks. On June 30, 2009, the State of Vermont extended the ground lease on the underlying land at our Okemo Mountain Resort property. As a result, we recorded the leasehold interest and issued a note, as additional purchase consideration, to Triple Peaks in the amount of $14.4 million collateralized by the property. For information on the note, see the update to “Business – Financings and Borrowing” on page 6 of this Supplement.

The following information supplements “Business – Real Estate Investment Portfolio – Attractions,” which begins on page 68 of the prospectus:

Properties Operated by Village Roadshow. A subsidiary of Village Roadshow Limited, a publicly traded global entertainment and media company based in Melbourne, Australia (“Village Roadshow”), operates our Wet’n’Wild Hawaii waterpark. Founded in 1954, Village Roadshow Limited’s core businesses are theme parks, film distribution, cinema, radio, film production and music.

We have leased the property to Village Roadshow for an initial term of 20 years with six five-year renewal options.

	Property Description	Date Acquired	Purchase Price		Federal Income Tax Basis of Depreciable Portion of Property
Wet’n’Wild Hawaii Kapolei (Oahu), Hawaii	29-acre waterpark; leasehold interest	5/06/2009	$25,800	(1)	$16,500

FOOTNOTE:

(1)	This amount includes $15.0 million cash paid at closing and an additional $10.8 million which represents the estimated fair value of contingent purchase consideration expected to be paid in connection with the acquisition. The purchase agreement provides for additional purchase consideration of up to $14.7 million payable to the seller contingent upon the property achieving certain financial performance goals over the next three years.

Properties Operated by Great Wolf. Great Wolf Resorts, Inc., headquartered in Madison, Wisconsin, operates our Wolf Dells and Wolf Sandusky waterpark hotels. Great Wolf has owned and developed hotels since 1995 and has been involved with the indoor waterpark business since acquiring the Great Wolf Lodge in the Wisconsin Dells in 1999. We initially owned the waterpark resorts as part of the Great Wolf Joint Venture in which we owned a non-controlling interest from October 2005 through August 2009. For information on the original acquisition of these properties, see “Business – Joint Venture Arrangements” on page 76 of the prospectus.

On August 6, 2009, we acquired from Great Wolf its 30.3 percent interest in the Wolf Partnership for $6.0 million. The Wolf Partnership previously was an unconsolidated entity owning two of our waterpark resorts, the Wolf Dells and Wolf Sandusky properties. Upon our acquisition of this partnership interest, the Wolf Partnership became our wholly owned subsidiary, and we began consolidating the operations of both properties into our financial statements. Simultaneously with the transaction, we terminated the existing management and license agreements for the properties and entered into new management and license agreements with Great Wolf that will result in a reduction in fees. At the Wolf Dells property, the new agreements have a ten-year term, and at the Wolf Sandusky property, the agreements have a term up to December 31, 2009 in anticipation our entering into a lease with a new operator at that property. We are currently negotiating the terms of a lease with a third-party tenant operator for the Sandusky property, which will be subject to lender approval. There can be no assurance that we will enter into a new lease agreement for the Sandusky property or that the lender will approve the third-party operator.

	Property Description	Dates Acquired	Original Agreed Upon Purchase Value	Original Federal Income Tax Basis of Depreciable Portion of Property
Wolf Dells The Dells, Wisconsin	309-room waterpark resort	10/2005- 8/2009	$60,000	$55,000

Wolf Sandusky Sandusky, Ohio	271-room waterpark resort	10/2005- 8/2009	$54,500	$44,715

The following information updates “Business – Real Estate Investment Portfolio – Property Held for Development” on page 73 of the prospectus.

On May 13, 2009, we entered into an agreement to redevelop a hotel located in Orlando, Florida on International Drive that we acquired through foreclosure for approximately $28.2 million. In addition, we executed an agreement to lease the property to a third-party tenant when the hotel reopens, which is expected to occur in April 2010. On July 6, 2009, we obtained a $20.0 million construction loan for the renovation of the hotel. For information on this loan, see the update to “Business – Financings and Borrowing” on page 5 of this Supplement.

The following information updates “Business – Joint Venture Arrangements” on page 76 of the prospectus.

Great Wolf Joint Venture.

On August 6, 2009, we acquired from Great Wolf its 30.3 percent interest in the Wolf Partnership for $6.0 million. As a result, we now own 100 percent of the Wolf Dells and Wolf Sandusky properties. For additional information on this transaction, see “– Properties Operated by Great Wolf” above.

The following information updates and supplements “Business – Loan Portfolio,” which begins on page 82 of the prospectus:

On April 30, 2009, Won & Jay, Inc. repaid the $10.1 million mortgage note issued to us as part of the purchase price paid in connection with its purchase of our Talega Golf Course property in December 2008.

Borrower and Description of Collateral	Date of Loan Agreement	Maturity Date	Interest Rate	Loan Principal Amount (in thousands)
Boyne USA, Inc. (Big Sky Resort ski resort)(1)	9/23/2008	9/1/2012	12.00%	$68,000
PARC Management and co-borrowers (membership interests and one parcel of land)(2)	5/8/2009	8/1/2012	10.00% – 11.00%	$1,493
Booth Creek Resort Properties LLC (one parcel of land)(3)	8/1/2009	1/15/2012	(3)	$3,501
Booth Creek Resort Properties LLC (one ski property)(4)	8/1/2009	1/15/2012	(4)	$8,827
Boyne USA, Inc. (development land at Big Sky Resort)(5)	8/10/2009	9/1/2012	(5)	$24,168

FOOTNOTES:

(1)

On August 10, 2009, we modified certain terms of our existing loan to Boyne USA, Inc. related to the Big Sky Resort. We extended the maturity date by approximately two years, terminated our purchase option and established an interest maintenance reserve.

(2)	On May 8, 2009, we made a loan to PARC Management secured by pledges of the membership interests of certain PARC Management subsidiaries and an obligation of PARC Management to issue a mortgage on 29 acres of vacant land located adjacent to our Magic Springs Theme Park property.

(3)	On August 1, 2009, we modified the terms of our existing loan to Booth Creek Resort Properties, L.L.C. The now $3.5 million note bears an interest rate of 0.0% per year and is due and payable in full on January 15, 2012, together with an exit fee in the following amount: (a) if the note is paid off in connection with the sale of the property subject to the loan or the sale of 100% of the membership interests in the borrower, the lesser of (i) the aggregate of all interest payments had the interest rate on the note been 24% for the life of the note, less interest payments actually made and (ii) the net proceeds of the sale of the property or membership interests in the borrower, provided that such proceeds shall not be less than 93% of the appraised value of the sold property; or (b) if the note is not paid off in connection with such a sale, the aggregate of all interest payments had the interest rate on the note been 24% for the life of the note, less interest payments actually made. However, if the note is paid in full on or before January 15, 2010, no exit fee shall be owed.

(4)	On August 1, 2009, we modified the terms of our existing loan to Booth Creek Resort Properties, L.L.C. The now $8.8 million note bears an interest rate of 6.0% per year and is due and payable in full on January 15, 2012, together with an exit fee in the following amount: (a) if the note is paid off in connection with the sale of the property subject to the loan or the sale of 100% of the membership interests in the borrower, the lesser of (i) the aggregate of all interest payments had the interest rate on the note been 15% for the life of the note, less interest payments actually made and (ii) the net proceeds of the sale of the property or membership interests in the borrower, provided that such proceeds shall not be less than 93% of the appraised value of the sold property; or (b) if the note is not paid off in connection with such a sale, the aggregate of all interest payments had the interest rate on the note been 15% for the life of the note, less interest payments actually made. However, if the note is paid in full on or before January 15, 2010, no exit fee shall be owed.

(5)	On August 10, 2009, we made a loan to affiliates of Boyne USA Inc. collateralized by Boyne USA Inc.’s interest in certain ski resort and related property located in Montana and Michigan. Through December 31, 2009, the $24.2 million loan will accrue $600,000 of interest, after which point the loan will accrue interest at 9% per year, which interest is to be repaid monthly beginning on February 10, 2010. The remainder of the loan is due on August 1, 2012, together with an exit fee equal to the aggregate of all interest payments that would have been payable if the interest rate had been 15% rather than 9% less the aggregate of all interest payments actually made. The exit fee is also payable if the borrower prepays the loan in full or in part prior to the maturity date.

The following information updates and supplements “Business – Financings and Borrowing,” which begins on page 83 of the prospectus:

On June 19, 2009 we repaid the balance of one of our Bretton Woods loans (approximately $338,000).

Debt	Collateral	Interest Rate	Maturity Date	Loan Principal Amount (in thousands)
Triple Peaks, LLC (seller financing)	1 parcel of ski and mountain lifestyle land	9.0% – 9.5%	12/31/2011	$14,400
I-Drive Hotel Development (construction loan)	1 hotel property	30-day LIBOR + 2.75% and 5% floor	7/6/2011	$20,000

SELECTED FINANCIAL DATA

The following selected financial data for CNL Lifestyle Properties, Inc. (in thousands except per share data) should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as reported in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, which are herein incorporated by reference:

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004(1)
Operating Data:
Revenues	$118,760	$101,400	$210,415	$139,422	$21,887	$227	$—
Operating income (loss)	7,533	29,672	57,578	34,661	1,295	(4,984)	(1,280)
Income (loss) from continuing operations	(8,819)	18,932	34,240	35,356	19,250	6,583	(683)
Discontinued operations(2)	—	95	2,396	169	135	—	—
Net income (loss)	(8,819)	19,027	36,636	35,525	19,385	6,583	(683)
Net income (loss) per share (basic and diluted):
From continuing operations	(0.04)	0.09	0.16	0.22	0.31	0.33	(0.17)
From discontinued operations	—	—	0.01	—	—	—	—
Weighted average number of shares outstanding (basic and diluted)	230,119	200,776	210,192	159,807	62,461	19,796	4,076
Distributions declared(3)	79,202	61,272	128,358	94,067	33,726	10,096	1,173
Distributions declared per share	0.35	0.31	0.62	0.60	0.56	0.54	0.26
Cash provided by operating activities	35,625	69,624	118,782	117,212	45,293	4,616	755
Cash used in investing activities	69,538	132,245	369,193	1,221,387	562,480	199,063	41,781
Cash provided by (used in) financing activities	(552)	243,689	424,641	842,894	721,293	251,542	77,735

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004(1)
Balance Sheet Data:
Real estate investment properties	$1,902,898	$1,706,713	$1,862,502	$1,603,061	$464,892	$20,953	$—
Investments in and advances to unconsolidated entities	157,657	162,622	158,946	169,350	178,672	212,025	41,913
Mortgages and other notes receivable	175,608	97,302	182,073	116,086	106,356	3,171	—
Cash	175,059	216,237	209,501	35,078	296,163	93,804	36,710
Total assets	2,559,568	2,322,979	2,529,735	2,042,210	1,103,699	336,795	85,956
Long-term debt obligations	549,624	501,875	539,187	355,620	69,996	—	—
Line of credit	100,000	—	100,000	—	3,000	4,504	—
Total liabilities	733,545	573,678	707,363	424,896	104,505	12,163	11,004
Rescindable common stock	—	—	—	—	21,688	—	—
Stockholders’ equity	1,826,023	1,749,301	1,822,372	1,617,314	977,506	324,632	74,952

Other Data:
Funds from operations (“FFO”)(4)	57,430	75,166	148,853	118,378	40,037	14,170	(579)
FFO per share	0.25	0.37	0.71	0.74	0.64	0.72	(0.14)
Modified funds from operations(5)	68,539	75,166	148,853	118,378	40,037	14,170	(579)
Modified FFO per share	0.30	0.37	0.71	0.74	0.64	0.72	(0.14)
Properties owned directly at the end of period	106	99	104	90	42	1	—
Properties owned through unconsolidated entities at end of the period	10	10	10	10	10	10	7
Investments in mortgages and other notes receivable at the end of period	10	8	11	9	7	1	—

FOOTNOTES:

(1)	Operations commenced on June 23, 2004 when we received minimum offering proceeds of $2.5 million and funds were released from escrow. We completed our first investment in December 2004. The historical results of operations are not necessarily indicative of future performance due to our limited operating history and our rate of growth attributable to the significant increase in proceeds raised through our offerings as well as the number and magnitude of real estate acquisitions made in recent periods.

(2)	On December 12, 2008, we sold our Talega Golf Course property to Won & Jay, Inc. (“W&J”) for $22.0 million, resulting in a gain of approximately $4.5 million. At the same time, we paid approximately $2.4 million in loan prepayment fees and terminated our lease on the property with Heritage Golf. In connection with the sale, we received $12.0 million in cash and a promissory note from W&J in the amount of $10.0 million, which was repaid in April 2009. In accordance with generally accepted accounting principles (“GAAP”), we have reclassified and included the results from the property sold in 2008 as discontinued operations in the consolidated statements of operations for all periods presented.

(3)	Cash distributions are declared by the board of directors and generally are based on various factors, including expected and actual net cash from operations and our general financial condition, among others. This amount includes a one-time special distribution of $0.035 per share to stockholders of record as of March 31, 2009 totaling approximately $8.0 million. Approximately 13.9%, 51.8%, 41.0%, 58.0%, 71.9%, 51.9%, and 24.0% of the distributions received by stockholders were considered to be ordinary income and approximately 86.1%, 48.2%, 59.0%, 42.0%, 28.1%, 48.1%, and 76.0% were considered a return of capital for federal income tax purposes for the six months ended June 30, 2009 and 2008 and for the years ended December 31, 2008, 2007, 2006, 2005, and 2004, respectively. We have not treated such amounts as a return of capital for purposes of calculating the stockholders’ return on their invested capital, as described in our advisory agreement.

(4)	We consider funds from operations (“FFO”) to be an indicative measure of operating performance due to the significant effect of depreciation of real estate assets on net income. FFO, based on the revised definition adopted by the National Association of Real Estate Investment Trusts (“NAREIT”) and as used herein, means net income determined in accordance with GAAP, excluding gains or losses from sales of property, plus depreciation and amortization of real estate assets and after adjustments for unconsolidated partnerships and joint ventures. We believe that by excluding the effect of depreciation and amortization, FFO can facilitate comparisons of operating performance between periods and between other equity REITs. FFO was developed by NAREIT as a relative measure of performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. However, FFO (i) does not represent cash generated from operating activities determined in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events that enter into the determination of net income), (ii) is not necessarily indicative of cash flow available to fund cash needs and (iii) should not be considered as an alternative to net income determined in accordance with GAAP as an indication of our operating performance, or to cash flow from operating activities determined in accordance with GAAP as a measure of either liquidity or our ability to make distributions. FFO as presented may not be comparable to amounts calculated by other companies. Accordingly, we believe that in order to facilitate a clear understanding of the consolidated historical operating results, FFO should be considered in conjunction with our net income and cash flows as reported in the accompanying condensed consolidated financial statements and notes thereto.

(5)	Modified FFO excludes acquisition fees and costs related to business combinations which were required to be expensed effective January 1, 2009 in connection with the adoption of FAS 141R. Acquisition fees and costs include acquisition fees paid to our Advisor for the selection, purchase, development or construction of properties or the making or acquisition of any loan or other Permitted Investments as well as due diligence costs, legal fees and other closing costs incurred in connection with such investments. These costs are paid for with proceeds from our common stock offerings or debt proceeds. Prior to January 1, 2009, acquisition fees and costs were capitalized and allocated to the cost of properties acquired or investment made and depreciated over the estimated useful lives of our investments. We expect to incur significant acquisition fees and costs while our stock offerings are ongoing and we are in the highly acquisitive stage of our business life cycle. Accordingly, we believe that in order to facilitate comparability and a clearer understanding of our period –over–period ongoing operating results, and to remove the effects of acquisition fees and costs that are funded through offering proceeds rather than paid with cash generated from operations, which is more reflective of a stabilized asset base, Modified FFO should be considered in addition to net income and cash flows as reported in the accompanying condensed consolidated financial statements as well as FFO described above. Because acquisition fees and costs were not required to be expensed under GAAP prior to January 1, 2009, Modified FFO for the prior periods is the same as FFO.

The following table presents a reconciliation of net income (loss) to FFO and Modified FFO for the six months ended June 30, 2009 and 2008 and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Net income (loss)	$(8,819)	$19,027	$36,636	$35,525	$19,385	$6,583	$(683)
Adjustments:
Depreciation and amortization	57,971	48,003	98,901	64,883	8,489	17	—
Gain on sale of real estate investment properties	—	—	(4,470)	—	—	—	—
Net effect of FFO adjustment from unconsolidated entities(a)	8,278	8,136	17,786	17,970	12,163	7,570	104

Total funds from operations	$57,430	$75,166	$148,853	$118,378	$40,037	$14,170	$(579)

Acquisition fees and costs	11,109	—	—	—	—	—	—

Modified funds from operations(b)	$68,539	$75,166	$148,853	$118,378	$40,037	$14,170	$(579)

Weighted average number of shares of common stock outstanding (basic and diluted)	230,119	200,776	210,192	159,807	62,461	19,796	4,076

FFO per share (basic and diluted)	$0.25	$0.37	$0.71	$0.74	$0.64	$0.72	$(0.14)

Modified FFO per share (basic and diluted)	$0.30	$0.37	$0.71	$0.74	$0.64	$0.72	$(0.14)

FOOTNOTES:

(a)	This number represents our share of the FFO adjustments allowable under the NAREIT definition (primarily depreciation) multiplied by the percentage of income or loss recognized under the HLBV method of accounting.

(b)	Acquisition fees and costs were not required to be expensed under GAAP prior to January 1, 2009. Accordingly, modified funds from operations is the same as funds from operations prior to 2009.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following information updates “Certain Relationships and Related Transactions” which begins on page 103 of the prospectus:

For the six months ended June 30, 2009 and 2008, we incurred the following fees (in thousands):

	Six Months Ended June 30,
	2009	2008
Selling commissions	$7,137	$11,538
Marketing support fee & due diligence expense reimbursements	3,061	4,947

Total	$10,198	$16,485

The Managing Dealer is entitled to selling commissions of up to 7.0% of gross offering proceeds and marketing support fees of 3.0% of gross offering proceeds, in connection with our offerings, as well as actual expenses incurred up to 0.10% of proceeds in connection with due diligence. A substantial portion of the selling commissions and marketing support fees and all of the due diligence expenses are reallowed to third-party participating broker dealers.

For the six months ended June 30, 2009 and 2008, our Advisor earned fees and incurred reimbursable expenses as follows (in thousands):

	Six Months Ended June 30,
	2009	2008
Acquisition fees:(1)
Acquisition fees from offering proceeds	$2,905	$5,522
Acquisition fees from debt proceeds	432	4,378

Total	$3,337	$9,900

Asset management fees:(2)	$12,304	$10,635

Reimbursable expenses:(3)
Offering costs	1,339	2,991
Acquisition costs	88	478
Operating expenses	4,470	2,243

Total	$5,897	$5,712

Total fees earned and reimbursable expenses	$21,538	$26,247

FOOTNOTES:

(1)	Acquisition fees are paid for services in connection with the selection, purchase, development or construction of real property, generally equal to 3.0% of gross offering proceeds, and 3.0% of loan proceeds for services in connection with the incurrence of debt.

(2)	Asset management fees are equal to 0.08334% per month of our “real estate asset value,” as defined in our prospectus, and the outstanding principal amount of any mortgage loan as of the end of the preceding month.

(3)

Our Advisor and its affiliates are entitled to reimbursement of certain expenses incurred on our behalf in connection with our organization, offering, acquisitions, and operating activities. Pursuant to the Advisory Agreement, we will not reimburse our Advisor for any amount by which total operating expenses paid or incurred by us exceed the greater of 2.0% of average invested assets or 25.0% of net income (the “Expense Cap”) in any expense year, as defined in the Advisory Agreement. For the expense year ended June 30, 2009, operating expenses did not exceed the Expense Cap.

Amounts due to affiliates for fees and expenses described above are as follows (in thousands):

	June 30, 2009	December 31, 2008
Due to the Advisor and its affiliates:
Offering Expenses	$227	$657
Asset management fees	2,071	1,930
Operating expenses	744	479
Acquisition fees and expenses	708	664

Total	$3,750	$3,730

Due to the Managing Dealer:
Selling Commissions	$592	$99
Marketing support fees and due diligence expense reimbursements	255	46

Total	$847	$145

Total due to affiliates	$4,597	$3,875

SUMMARY OF REDEMPTION PLAN

The following information updates “Summary of Redemption Plan,” which begins on page 107 of the prospectus:

For the quarter ended June 30, 2009, we received total redemption requests of approximately 3.5 million shares and redeemed, on a pro rata basis, approximately 2.1 million shares. To the extent that we redeem shares pursuant to our Redemption Plan in future periods, the remaining shares for which redemption requests were received and not redeemed during the quarter ended June 30, 2009 will be redeemed on a pro rata basis before any subsequently received redemption requests are honored.

DISTRIBUTION POLICY

The following information updates and supplements “Distribution Policy” on page 109 of the prospectus (in thousands except per share data):

Periods	Cash Distributions	Distributions Reinvested	Total Distributions Declared	Distributions Per Share
2009
First Quarter	$18,613	$16,304	$34,917	$0.15375
Second Quarter	24,048	20,237	44,285	0.19130
Third Quarter
Fourth Quarter

Year	$42,661	$36,541	$79,202	$0.34505

2008
First Quarter	$15,851	$14,060	$29,911	$0.1538
Second Quarter	16,522	14,839	31,361	0.1538
Third Quarter	17,139	15,632	32,771	0.1537
Fourth Quarter	18,049	16,266	34,315	0.1537

Year	$67,561	$60,797	$128,358	$0.6150

Distributions paid in the second quarter of 2009 include a special distribution of $0.035 per share (approximately $8.0 million) declared by our board of directors on January 27, 2009 to stockholders of record as of March 31, 2009. Also in the second quarter of 2009, we increased our monthly distribution rate from $0.05125 to $0.0521 per share effective April 1, 2009.

While our distributions were covered by cash flows from operating activities from 2005, our first full year of operations, through 2008, beginning in the first quarter of 2009, a portion of our cash distributions have been funded with borrowings under our line of credit beginning in 2009. Our net cash flow provided by operating activities for the six months ended June 30, 2009 was $35.6 million.

Our board of directors declared distributions of $0.0521 per share to stockholders of record at the close of business on July 1, 2009 and August 1, 2009, which distributions will be paid by September 30, 2009. No assurance can be made that distributions will be sustained at current levels.

For the six months ended June 30, 2009 and 2008, approximately 13.9% and 51.8% of the distributions paid to the stockholders were considered ordinary income and approximately 86.1% and 48.2% were considered a return of capital for federal income tax purposes, respectively. No amounts distributed to stockholders are required to be or have been treated as a return of capital for the purposes of calculating the stockholders’ return on their invested capital as described in the advisory agreement.

PLAN OF DISTRIBUTION

The following information supplements the “Plan of Distribution” on page 135 of the prospectus:

The Offering

As of June 30, 2009, we had received approximately $394.0 million in subscription proceeds for this offering from the sale of 39.6 million shares. We have approximately 160.4 million shares remaining in this offering. As of that same date, we had received approximately $2.4 billion (244.5 million shares) in total proceeds in connection with our public offerings, including $162.9 million (17.1 million shares) received through our reinvestment plan, but excluding subscription proceeds of $1.4 million for an aggregate of 137,706 shares purchased in 2004 by our affiliates, including our Advisor.

EXPERTS

The following paragraph replaces the corresponding paragraph under “Experts” on page 144 of the prospectus:

The financial statements of CNL Lifestyle Properties, Inc. and CNL Dallas Market Center, LP incorporated in this Supplement by reference to the Annual Report on Form 10-K of CNL Lifestyle Properties, Inc. for the year ended December 31, 2008 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Commission allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to various documents. The information incorporated by reference is an important part of this Supplement and the information that we file later with the Commission may update and supersede the information in this Supplement including the information we incorporated by reference. For information on how to access this information, see the following section of this Supplement entitled, “Where You Can Find More Information.”

We incorporate by reference the following documents that we have previously filed with the Commission:

•

Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 20, 2009, which incorporates by reference certain portions of our Definitive Proxy Statement on Schedule 14A filed on April 20, 2009;

•	Periodic Report on Form 8-K filed on April 3, 2009;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 filed on May 15, 2009; and

•	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 filed on August 14, 2009.

Upon request we will provide to each person, including a beneficial owner, to whom this Supplement is delivered, a copy of any or all of the information that we have incorporated by reference into this Supplement but have not delivered to investors. To receive a free copy of those documents, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to:

CNL Client Services

PO Box 4920

Orlando, FL 32802

866-650-0650, option 3

www.cnl.com

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirement of the Securities Exchange Act of 1934 and, in accordance therewith, file annual, quarterly and current reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission located at 100 F Street, NE, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on the operation of the Public Reference Room. Copies of such materials can be obtained from the Public Reference Section of the Commission at prescribed rates. Such materials, except for the annual report, may also be accessed electronically by the public on the Commission’s website accessible via the internet at http://www.sec.gov and through our website at http://www.cnllifestylereit.com. Unless specifically listed above in “Incorporation of Certain Information by Reference,” the information contained on the Commission website is not intended to be incorporated by reference into this Supplement.

We have filed a registration statement on Form S-11, of which this Supplement forms a part, and related exhibits with the Commission under the Securities Act. The registration statement contains additional information about us and this offering. You can inspect or access electronically the registration statement and exhibits by the means described in the paragraph above.